CERTIFICATE OF AUTHOR
WILLIAM J. LEWIS

As the co-author of this report on the Bolañitos Project of Endeavour Silver Corp., in Guanajuato State, Mexico, I, William J. Lewis do hereby certify that:

1)

I am employed, as a Senior Geologist, by, and carried out this assignment for, Micon International Limited, Suite 900, 390 Bay Street, Toronto, Ontario M5H 2Y2, tel. (416) 362-5135, fax (416) 362-5763, e-mail wlewis@micon- international.com;

2)	I hold the following academic qualifications:

B.Sc. (Geology) University of British Columbia 1985

3)

I am a registered Professional Geoscientist with the Association of Professional Engineers and Geoscientists of Manitoba (membership # 20480); as well, I am a member in good standing of several other technical associations and societies, including:

•	Association of Professional Engineers and Geoscientists of British Columbia (Membership # 20333)
•	Association of Professional Engineers, Geologists and Geophysicists of the Northwest Territories (Membership # 1450)
•	Association of Professional Geoscientists of Ontario (Membership #1522)
•	The Geological Association of Canada (Associate Member # A5975)
•	The Canadian Institute of Mining, Metallurgy and Petroleum (Member # 94758)

4)	I have worked as a geologist in the minerals industry for 27 years;

5)

I am familiar with NI 43-101 and, by reason of education, experience and professional registration, I fulfill the requirements of a Qualified Person as defined in NI 43-101. My work experience includes 4 years as an exploration geologist looking for gold and base metal deposits, more than 11 years as a mine geologist in underground mines and 5 years as a surficial geologist and consulting geologist on precious and base metals and industrial minerals;

6)	I have not visited the Bolañitos Project of Endeavour Silver Corp.;

7)	I have co-authored the previous Micon Technical Reports for the mineral properties in question;

8)

As of the date of this certificate to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make this report not misleading;

9)	I am independent of the parties involved in the Guanajuato Mines project, other than providing consulting services;

10)	I have read the NI 43-101 Instrument and this Technical Report has been prepared in compliance with this Instrument.

11)	I am responsible for Sections 2 through 10, 13 15, 16 through 24, 27 and 28 of the Technical Report entitled

“Technical Report on the Resource and Reserve Estimates for the Bolañitos Mine Project, Guanajuato State Mexico”, Effective Date: December 15, 2012, Signing Date: March 28, 2013.

Dated this 28th day of March, 2013

“William J. Lewis” {Signed and sealed}

William J. Lewis, B.Sc., P.Geo.
Senior Geologist, Micon International Limited